FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA, S.A.B. de C.V.

First Quarter 2016 Unaudited Results

May 26, 2016, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), announced today its unaudited results for the first quarter of 2016, which have been prepared in accordance with International Financial Reporting Standards. During the fourth quarter of 2015, the Company suspended the sale of its social infrastructure projects. Accordingly, these projects are no longer classified as available for sale, and financial statements from prior periods have been restated for comparability. In addition, ICA is no longer consolidating San Martín, effective October 1, 2015, as a result of the reduction in ICA’s shareholding to 31.2% from 51%.

•         Total revenues decreased 36% in the first quarter, compared to 1Q15

•         A 49% decrease in civil construction revenues from 1Q15 affected results

•         The Adjusted EBITDA margin of 22.6% was unchanged from 1Q15

•         The gain on sale of OMA Series B shares, recorded in the stockholders’ equity account, resulted in an increase in stockholders’ equity of Ps. 3,519 million compared to December 31, 2015

•         Financial and operating restructuring continues

•         April 30, 2016 headcount was reduced by 35% from December 2015 levels, as part of restructuring process

•         Comprehensive backlog was Ps. 60,757 million as of March 31, 2016

Financial and Operating Results

First quarter consolidated net revenues decreased 36% to Ps. 6,108 million from Ps. 9,501 million in 1Q15. This reduction was principally the result of lower volumes of construction work on various projects and the deconsolidation of San Martín effective 4Q15. Revenues of the Construction segment decreased to Ps. 3,062 million in 1Q16 from Ps. 6,053 million in 1Q15.

The consolidated net loss was Ps. 1,101 million in 1Q16. The net loss was principally the result of the reduction in Construction segment revenues and comprehensive financing cost. Loss per share was Ps. 2.23 (US$ 0.51 per ADS).

The gain on sale of OMA Series B shares was recorded as a direct credit to equity, and did not pass through the income statement. This gain offset the consolidated net loss, and stockholders’ equity increased by Ps. 3,519 million compared to December 31, 2015.

ICA 1Q16 Earnings Report	1/23

Liquidity and Debt

Total consolidated debt decreased 8% to Ps. 62,498 million as of March 31, 2016, as compared to December 31, 2015. The decrease was principally the result of loan payments to Santander, Deutsche Bank, Barclays, and Value that were secured by the pledge of OMA B shares, payment of a working capital line to BBVA Bancomer, and scheduled amortizations of debt of operating projects.

Total cash was Ps. 8,298 million as of March 31, 2016.

Comprehensive backlog

Comprehensive backlog, including ICA’s share of backlog of unconsolidated affiliates and joint ventures, reached Ps. 60,757 million as of March 31, 2016, a decrease of Ps. 3,786 million compared to December 31, 2015. Consolidated backlog was Ps. 31,129 million, down Ps. 1,251 million from year-end. Total backlog of non-consolidated affiliates and joint ventures (principally at ICA Fluor) decreased Ps. 3,112 million to Ps. 62,254 million, of which ICA’s proportional share was Ps. 29,628 million as of March 31, 2016.

* ICA’s proportional share in ICA Fluor ** ICA’s proportional share in other affiliates and joint ventures

Reduction in Costs and Expenses

During the fourth quarter of 2015, ICA entered into a process of operational restructuring, in order to reduce costs and expenses. Through April 30, 2016, the workforce had decreased 35% from the levels as of December 2015, and 51% as compared to December 2014. Independently of other efforts to reduce costs, payroll costs have decreased by 35% and 43%, compared to the levels at the end of 2015 and 2014, respectively.

Financial Restructuring Activities

ICA is currently focused on the definition of a financial restructuring plan. We continue to work with our advisors, Rothschild México and FTI Consulting, to complete this plan.

ICA 1Q16 Earnings Report	2/23

Business Segment Results

Construction

Construction revenues have decreased sharply starting in the second half of 2015, in large part as a result of the lack of liquidity that prevented project execution at optimal rates. Revenues decreased 49% to Ps. 3,062 million in 1Q16 from Ps. 6,053 million in the same period of 2015. In addition to the generalized lack of liquidity, revenues decreased principally because of: i) reduced volumes of work on Mitla-Tehuantepec because of social issues; ii) suspension of work on Barranca Larga – Ventanilla as a result of the financial unviability of the project resulting from: a) cost overruns generated by social issues, and b) an unfavorable traffic study; iii) cancellation of the Lázaro Cárdenas TECII project; and iv) the deconsolidation of construction and mining services contracts of San Martín Contratistas Generales in Peru, effective during 4Q15, as a result of the reduction in ICA’s shareholding from 51% to 31.2%. The largest contributor to revenues was the Facchina Construction Group in the U.S., with Ps. 1,075 million in revenues in 1Q16, followed by the Palmillas – Apaseo El Grande and Mitla – Tehuantepec highways.

Construction backlog decreased 3.9% to Ps. 31,129 million as of March 31, 2016, compared to Ps. 32,380 million as of December 31, 2015. New contracts and net contract additions totaled Ps. 1,567 million in 1Q16, and principally included new Facchina contracts.

Projects abroad represented 15% of construction backlog.

ICA 1Q16 Earnings Report	3/23

ICA 1Q16 Earnings Report	4/23

Concessions

Concessions revenues decreased Ps. 97 million, or 5%, to Ps. 1,848 million in 1Q16. This reduction was principally the result of decreased construction revenues from the Palmillas – Apaseo El Grande, Mitla – Tehuantepec, and Barranca Larga –Ventanilla tollroad projects.

Revenues from operating concessions rose 4% to Ps. 968 million. The largest revenue increases came from the Río Verde – Ciudad Valles highway, Mayab tollroad, the Rio de los Remedios tollroad, and the La Piedad Bypass.

Average daily traffic volumes (ADTV) on operating highways increased 16% compared to 1Q15. The largest increases were on the Rio Verde – Ciudad Valles highway (+23%), the Mayab tollroad (+17%), the Río de los Remedios tollroad (+13%), and La Piedad bypass (+13%).

Concessions Adjusted EBITDA was Ps. 983 million in 1Q16, with a margin of 53.2%. The 11% decrease in Adjusted EBITDA compared to 1Q15 was the result of decreased contributions from operating services, financing revenue, and construction revenue, which offset increases from the operating highway projects.

Debt of the concessions segment was Ps. 28,787 million as of March 31, 2016, a decrease of 6% compared to December 31, 2015. The reduction was principally the result of payment of a loan (not project related) secured by OMA shares, of which Ps. 2,199 million corresponded to the Concessions segment. Of total debt, 81% is debt for projects in operation, and 19% is for projects under construction.

ICA 1Q16 Earnings Report	5/23

Concessions Operating Information

ICA 1Q16 Earnings Report	6/23

Airports

Revenues increased to Ps. 1,128 million in 1Q16, an increase of 13% compared to 1Q15. This growth resulted from: i) a 21% increase in aeronautical revenues and a 21% increase in non-aeronautical revenues; ii) commercial initiatives put into operation; and iii) strengthening of diversification activities.

Adjusted EBITDA increased 33% to Ps. 686 million in 1Q16, with a margin of 60.8%.

Debt in the Airports segment was Ps. 4,701 million as of March 31, 2016, a decrease of 4% compared to December 31, 2015. The ratio of net debt to Adjusted EBITDA was 0.51.

Passenger traffic volumes increased 10% to 4.2 million passengers in 1Q16. Domestic passenger traffic grew 12% and international passenger traffic increased 1%.

ICA’s shareholding in OMA, direct and indirect, was 14.32% as of the date of this report. Among other factors, ICA’s holding of 74.5% of SETA, the strategic partner of OMA that holds all OMA’s Series BB shares, enables ICA to exercise control of OMA.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest (until December 31, 2015), and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

ICA 1Q16 Earnings Report	7/23

Consolidated Results for the First Quarter and Full Year 2015

Revenues were Ps. 6,108 million in 1Q16, a reduction of 36% compared to the prior year period. The reductions were principally the result of: i) the reduction in Construction segment revenues and ii) the reduction in financial and construction revenues in Concessions; these were only partially offset by iii) increases in revenue from operating projects in the Concessions segment, and iv) increases in Airports revenues.

Cost of sales was Ps. 4,512 million in 1Q16 compared to Ps. 7,111 million in 1Q15; the reduction was in line with the decrease in revenues.

Selling, general and administrative expenses decreased 7% to Ps. 673 million in 1Q16, and were equivalent to 11% of revenues.

Other Income (expense), net was income of Ps. 54 million in 1Q16 and resulted principally from the gain on sale of a real estate project, which was offset in part by restructuring expenses of Ps. 77 million.

Operating income decreased 38% to Ps. 978 million in 1Q16, principally as a result of the 49% decrease in Construction segment revenues.

Adjusted EBITDA was Ps. 1,379 million in 1Q16, with a margin of 22.6%.

ICA 1Q16 Earnings Report	8/23

Comprehensive financing cost decreased 21% to Ps. 2,127 million in 1Q16 as compared to 1Q15. The decrease was principally the result of the combined effect of: i) a lower exchange loss, which was partially offset by ii) increased costs from: a) interest expense resulting from the termination of derivatives hedging the corporate bond interest coupons, and b) the accelerated amortization of the structuring commissions from the loans paid to Santander, Deutsche Bank, Barclays, Value and BBVA Bancomer.

Share in earnings of affiliated companies and joint ventures was Ps. 166 million in 1Q16, and principally reflected the results of ICA Fluor and Los Portales. Supplemental information on the performance of affiliates and joint ventures is presented in the Notes.

Taxes were affected by the increase in reserves for tax losses generated in the quarter. The Company does not lose the right to use these tax losses before they expire in accordance with tax law.

Consolidated net loss was Ps. 1,101 million in 1Q16.

Net loss of the controlling interest was 1,370 million in 1Q16. The loss per share was Ps. 2.23 and US$ 0.51 per ADS.

Capital Investments and Divestments

During 1Q16, ICA invested approximately Ps. 1,227 million, principally in the Palmillas – Apaseo El Grande and Mitla – Tehuantepec highways.

During the first quarter, ICA sold investments and assets totaling Ps. 6,427 million. The most important transactions were the sale of OMA B shares for Ps. 6,040 million and the sale of real estate assets for Ps. 347 million.

The gain on sale of the OMA B shares was a direct credit to stockholders’ equity and did not pass through the income statement.

Debt and Liquidity

Total debt as of March 31, 2016 decreased by a net Ps. 5,119 million compared to December 31, 2015. Total debt payments and amortization were Ps. 5,806 million, and included principally payment of loans from Santander, Deutsche Bank, Barclays, and Value that were secured by OMA B shares, the payment of a working capital line to BBVA Bancomer, and scheduled amortization of debt of operating projects. Disbursements, principally related to concessioned highways under construction, totaled Ps. 588 million, and other effects, including currency fluctuations, were Ps. 98 million.

ICA 1Q16 Earnings Report	9/23

As part of the initiation of its restructuring plan, ICA announced during the fourth quarter of 2015 the suspension of payments on unsecured debt, including interest coupons on the Notes due in 2017, 2021, and 2024. This decision resulted in the balance sheet reclassification to short-term of certain debt obligations in the Construction and Concessions segments and the three corporate bonds that became due once there was a non-compliance on payment obligations. A total of Ps. 27,967 million in debt was reclassified to short term.

Total cash was Ps. 8,298 million as of March 31, 2016. Of this, Ps. 4,310 million was restricted cash, and Ps. 4,019 million was unrestricted, of which Ps. 2,939 million was unrestricted cash held at OMA.

Debt associated with Barranca Larga – Ventanilla for Ps. 1,017 million was reclassified to short term as a result of non-compliance with loan terms resulting from the suspension of construction work on the highway. The Company is currently analyzing all alternatives for restoring viability to the project.

ICA 1Q16 Earnings Report	10/23

Of total debt as of March 31, 2016, 76% was securities debt, and 24% was bank debt. Debt denominated in foreign currency, principally dollars, was 45% of the total. Short-term maturities represent 47% of total debt; parent company debt represents 83% of short-term maturities, and project-related debt 17%.

ICA 1Q16 Earnings Report	11/23

Consolidated Financial Statements

ICA 1Q16 Earnings Report	12/23

ICA 1Q16 Earnings Report	13/23

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

Ps. Million	Jan 1 - Mar 31 2015	2016
Operating Activities		
Consolidated net loss	**(708)**	**(1,101)**
Taxes	(261)	117
Other non-cash expenses	128	16
Items related to investing activities	**430**	**(16)**
Depreciation and amortization	365	278
Share in income of associated companies	(164)	(166)
Adjustment for valuation of long term assets	224	0
Other	4	(129)
Items related to financing activities	**2,952**	**2,068**
Interest expense	1,456	1,743
Unrealized exchange rate fluctuation	946	8
Valuation of derivative financial instruments	151	(53)
Other	399	370
Resources used in operations	**(446)**	**(683)**
Net flow from operating activities	**2,094**	**400**
Investing activities		
Acquisition of real estate, machinery and equipment	(361)	(79)
Acquisition of other long term assets	(1,406)	(1,057)
Sale of real estate, machinery and equipment and other investments	9	411
Other	21	0
Net flow used in investing activities	**(1,737)**	**(724)**
Financing activities		
Borrowings	1,920	709
Debt payments	(655)	(6,163)
Interest expense	(1,473)	(1,140)
Decreases in minority interest	(0)	8
Share sales (repurchases) , net	(33)	0
Financing for financial derivatives	178	12
Other	0	5,938
Net cash flow from financing activities	**(63)**	**(637)**
Net change in cash and cash equivalents	**293**	**(960)**
Adjustments in cash flow for exchange variations	51	(0)
Cash and cash equivalents at beginning of period	8,467	9,289
Cash and cash equivalents at end of period	**8,812**	**8,329**

ICA 1Q16 Earnings Report	14/23

Empresas ICA, S.A.B. de C.V.
Consolidated Segment Information

	Civil Construction	Industrial Construction	Total Construction Segment	Elimination	Construction Segment Consolidated
1Q16					
Revenues	3,062	2,241	5,303	(2,241)	3,062
Operating Income (Loss)	(387)	124	(263)	(124)	(387)
Operating margin	*-12.6%*	*5.5%*	*-5.0%*	*5.5%*	*-12.6%*
Adjusted EBITDA	(276)	146	(130)	(146)	(276)
Adj. EBITDA Margin	*-9.0%*	*6.5%*	*-2.5%*	*6.5%*	*-9.0%*
Depr. & Amort. (2)	111	22	133	(22)	111
Total Assets	31,997	7,959	39,956	(7,959)	31,997
Total Debt	3,525	770	4,295	(770)	3,525
Capital Expenditures	49	21	70	(21)	49
1Q15					
Revenues	6,053	2,407	8,460	(2,407)	6,053
Operating Income (Loss)	187	143	329	(143)	187
Operating margin	*3.1%*	*5.9%*	*3.9%*	*5.9%*	*3.1%*
Adjusted EBITDA	400	165	565	(165)	400
Adj. EBITDA Margin	*6.6%*	*6.9%*	*6.7%*	*6.9%*	*6.6%*
Depr. & Amort. (2)	213	22	235	(22)	213
Total Assets	42,231	6,095	48,326	(6,095)	42,231
Total Debt	6,557	294	6,851	(294)	6,557
Capital Expenditures	315	30	345	(30)	315

(1) Includes the holding company, subholding companies and consolidation effects
(2) Depreciation, amortization and net interest expenses included in cost of sales

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Annexes: Supplemental Information

Construction Backlog

Concessions Portfolio

ICA 1Q16 Earnings Report	17/23

Non-Consolidated Affiliates and Joint Ventures

Construction

Includes principally the results of ICA Fluor (51%), San Martín (31.2%) and the construction companies for the Nueva Necaxa- Tihuatlán highway (60%).

Non-Consolidated Backlog

As of March 31, 2016, non-consolidated backlog totaled Ps. 62,254 million.

ICA 1Q16 Earnings Report	18/23

New contracts and net contract additions were Ps. 2,435 million. The most significant was the DUBA Madero refinery upgrade package for ICA Fluor, with a total value of Ps. 2,078 million. (ICA’s proportionate share is Ps. 1,039 million.)

Concessions

Includes principally the concessions for the Nuevo Necaxa - Tihuatlan highway (50%) and the Mitla – Tehuantepec tollroad (60%).

Corporate and Other

Includes principally Actica (50%) and Los Portales in Peru (50%).

ICA 1Q16 Earnings Report	19/23

Notes and Disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2015, which were also prepared under IFRS.

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2015.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

ICA 1Q16 Earnings Report	20/23

Exchange rate

Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 17.3361 per U.S. dollar as of March 31, 2016, Ps. 14.9524 as of March 31, 2014, and Ps. 17.3398 as of December 31, 2015.

Financial Derivative Instruments

ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by third party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income

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within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenues are composed of the following:

•	Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
•	Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
•	Financial income: results from the i) reimbursement of the cost of financing obtained to build infrastructure assets granted under concession arrangements and ii) interest income earned on concession assets accounted for as long-term accounts receivable.
•	Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance, construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

ICA OVT: Operational platform that holds the concessions for four projects: the Acapulco Tunnel, the Mayab tollroad, the Rio Verde-Ciudad Valles highway, and the La Piedad Bypass. ICA has 51% ownership and CDPQ has 49%.

Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

Actinver - Ramón Ortiz	Intercam – Alejandra Marcos
BBVA Bancomer - Francisco Chávez	Monex - Roberto Solano
Banorte-Ixe - José Itzamna Espitia	Morgan Stanley - Nikolaj Lippmann
Barclays - Pablo Monsivais	UBS - Marimar Torreblanca

        This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include cancellations of significant construction projects included in backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, failure to comply with covenants contained in our debt agreements, developments in legal proceedings, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in inflation rates, exchange rates, regulatory developments, customer demand, competition and tax and other

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laws affecting ICA’s businesses and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V., carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.mx/ir.

For more information, please contact: Christianne Ibáñez christianne.ibanez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3607	Pablo García pablo.garcia@ica.mx Chief Financial Officer In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2016	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer